

September 5, 2012

Via E-mail
Mr. Randall T. Conte
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, IL 60018

> **Re: Taylor Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-50034**

Dear Mr. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011
Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting and Reporting Policies – Loans Held for Sale, page 96

1. We note your disclosure that pursuant to your agreement to sell residential mortgage loans in the normal course of business, you are subject to general representations and warranties on the underlying loans sold related to credit information, loan documentation, collateral and insurability. We also note that you have established a repurchase reserve. Please provide us a

roll-forward of the repurchase reserve for 2011 and the six months ended June 30, 2012 and to the extent considered material provide a roll-forward of this obligation for each period presented and discuss any trends in future filings. Also, consider discussing the number and balance of loans re-purchased during the periods presented and describe the primary reasons you were required to re-purchase the loans or to make payments related to your recourse exposure.

Note 9. Income Taxes, page 117

2. We note that during the fourth quarter of 2011 you reversed your entire valuation allowance on your net deferred tax asset based on your conclusion that the positive evidence outweighed the negative and your determination that it was more-likely-than-not that these deferred tax assets will be realized. We further note that you have disclosed some of the positive and negative evidence evaluated in making your determination of the possible future realization of deferred tax assets. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence such as recurring net losses in prior periods and an accumulated deficit. Please provide us with a robust analysis detailing both the positive and negative evidence considered, and how each piece of evidence was weighted, to overcome the significant negative evidence in determining the level of valuation allowance as of December 31, 2011. Further, tell us how you considered it appropriate to reverse the entire amount of valuation allowance during the quarter ended December 31, 2011 as opposed to another amount for which it could be determined that it would be more-likely-than-not that the deferred tax asset could be realized. Please explain how management contemplated other courses of action, including reversing varying amount of this valuation allowance over an extended period time, such as in future quarters, years, etc.

3. As a related matter, please expand your disclosures in future filings, beginning with your Form 10-Q for the quarterly period ended September 30, 2012, to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, disclose the minimum annualized rate at which taxable income must increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon in your decision not to establish a valuation allowance against the asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3423 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief